U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Silver Wheaton Corp.

B.	(1)	This is [check one]

[X]	an original filing for the Filer

[ ]	an amended filing for the Filer

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) [ ]

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Silver Wheaton Corp.

Form type:	Form 40-F

File Number (if known):	001-32482

Filed by:	Silver Wheaton Corp.

Date Filed (if filed
concurrently, so indicate):	April 2, 2013 (concurrently with Form 40-F)

D.	The Filer is incorporated or organized under the laws of Ontario, Canada and has its principal place of business at

Suite 3150 – 666 Burrard Street
Vancouver, British Columbia
Canada V6C 2X8
Telephone: (604) 639-9498

E.	The Filer designates and appoints Puglisi & Associates (“Agent”), located at:

850 Library Avenue, Suite 204
Newark, DE 19711
Telephone: (302) 738-6680

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on April 2, 2013 or any purchases or sales of any security in connection therewith.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates, and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on this 2nd day of April 2013.

Filer: Silver Wheaton Corp.	By:	/s/ Randy V.J. Smallwood
	Name:	Randy V.J. Smallwood
	Title:	President and Chief Executive Officer

This statement has been signed by the following person in the capacity and on the date indicated.

Puglisi & Associates
As Agent for Service of Process for
Silver Wheaton Corp.

By:    /s/ Donald J. Puglisi
        Name: Donald J. Puglisi
        Title: Managing Director

Date: April 2, 2013